Webull Corporation
200 Carillon Parkway
St. Petersburg, Florida 33716

May 8, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Office of Crypto Assets

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn.: Sonia Bednarowski and Sandra Hunter Berkheimer

Re:	Webull Corporation (CIK No. 0001866364) Request for Acceleration of Effectiveness of Registration Statement on Form F-1 File No. 333-286880

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Webull Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 9, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, special legal counsel to the Company, at (212) 446-4660 or by email at christian.nagler@kirkland.com, or Mathieu Kohmann, special legal counsel to the Company, at (212) 446-4510 or mathieu.kohmann@kirkland.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Webull Corporation

/s/ Benjamin James
Benjamin James
General Counsel and Director

VIA E-MAIL

cc:	Anquan Wang, Chief Executive Officer

H. C. Wang, Chief Financial Officer

Webull Corporation

Christian O. Nagler

Mathieu Kohmann

Kirkland & Ellis LLP